File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A.B. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2008

(Filed February 28, 2008)

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain Zozaya 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 107(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [ ] No [ X ]

CONTENTS

Documents Attached:

* Press Information dated February 28, 2008

Release

District Court decides in favor of the merger of Vimexico with Vitro Plan in the opposition case initiated by Pilkington

San Pedro Garza Garcia, Nuevo Leon, Mexico, February 28, 2008 - Vitro S.A.B. de C.V. (BMV: VITROA; NYSE: VTO), announced that its subsidiary Vimexico, S.A. de C.V. (Vimexico), was notified of the first instance decision issued by the First District Court in Civil and Labor matters in the State of Nuevo Leon, declaring unfunded Pilkington Group Limited's (Pilkington) action to oppose to the resolutions adopted at the Extraordinary Shareholders Meeting held on December 11th, 2006 of the now extinct Company Vitro Plan, S.A. de C.V. (Vitro Plan)

In its decision, the Court resolved that according to the article 200 of the General Laws of Corporations, all of the adopted resolutions are valid and mandatory for all of the then Vitro Plan shareholders, including those that voted against such resolutions.

In its decision, the court absolved Vimexico of each and all of the claims demanded by Pilkington in its complaint.

Also, the Court resolved to condemn Pilkington to pay Vimexico legal fees and trial expenses generated by these proceedings, which amount will be calculated upon the execution of this decision.

As previously disclosed, our subsidiary in the flat glass business unit, Vitro Plan, approved at a shareholders meeting held on second call on December 2006 its merger into Vimexico, a subsidiary of Vitro.

As a result of this merger, Vitro's flat glass business unit reduced its debt by US$135 million, thus significantly improving its financial condition by improving is DEBT-EBITDA financial ratio from 4.5 to 3.2 times.

"We are satisfied by this Court decision as it validates what we have sustained since such resolutions were adopted: That we have complied with each and all of the corresponding legal requirements for such merger. Besides legally resolving in our favor, this decision reinforces our strategy of allowing Vimexico to have a financial structure that will allow the company to strengthen its competitive position in Mexico and countries were it operates in benefit of its investors, customers, suppliers, staff and communities were it operates", said Hugo Lara, President of Vitro's Flat Glass business unit.

Despite Pilkington may still appeal this decision, based in its attorneys opinion, Vitro considers that any appeal court will confirm this decision.

Vitro, S.A.B. de C.V. (BMV: VITROA; NYSE: VTO), is one of the largest glass manufacturers in the world. Through our subsidiary companies we offer products with the highest quality standards and reliable services to satisfy the needs of two distinct business sectors: glass containers and flat glass. Our manufacturing facilities produce, process, distribute and sell a wide range of glass products that offer excellent solutions to multiple industries that include: wine, beer, cosmetic, pharmaceutical, food and beverage, as well as the automotive and construction industry. Also, we supply raw materials, machinery and industrial equipment to different industries. We constantly strive to improve the quality of life for our employees as well as the communities in which we do business by generating employment and economic prosperity thanks to our permanent focus on quality and continuous improvement as well as consistent efforts to promote sustainable development. Our World Headquarters are located in Monterrey, Mexico where Vitro was founded in 1909 and now embarks major facilities and a broad distribution network in nine countries in the Americas and Europe. Additionally, it exports its products to over 50 countries around the World. For more information, you can access Vitro's Website at: http://www.vitro.com

For more information, please contact:

Media Albert Chico Smith Roberto Riva Palacio Vitro, S. A. B. de C.V. +52 (81) 8863-1661/1689 achico@vitro.com rriva@vitro.com	Investor Relations Adrian Meouchi/Angel Estrada Vitro S.A.B. de C.V. + (52) 81-8863-1765 / 1730 ameouchi@vitro.com aestrada@vitro.com	U.S. Agency Susan Borinelli / Kay Breakstone Breakstone Group (646) 330-5907 sborinelli@breakstone-group.com kbreakstone@breakstone-group.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A.B. DE C.V.

By /s/ Claudio L. Del Valle Cabello
Name: Claudio L. Del Valle Cabello
Title: Attorney in Fact

Date: February 28, 2008